Independent Auditors' Consent

Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Profit Sharing 401(k) Investment Plan:

We consent to the incorporation by reference in the registration statement (No. 333-104017) on Form S-8 of Federated Department Stores, Inc. of our report dated June 12, 2003, with respect to the statements of net assets available for benefits of the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan.

                                                                                      KPMG LLP

Cincinnati, Ohio
June 27, 2003